UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35294

LIBERTY MEDIA 401(k) SAVINGS PLAN
(Full title of the Plan)

LIBERTY MEDIA CORPORATION
(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)

REQUIRED INFORMATION

Financial Statements:	Page No.
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2012 and 2011	3

Notes to Financial Statements,	4
December 31, 2012 and 2011

Schedule I - Schedule G, Part III - Schedule of Nonexempt Transactions	15
Year ended December 31, 2012

Schedule II - Schedule H, Line 4i - Schedule of Assets	16
(Held at End of Year), December 31, 2012

Exhibit -
23.1 - Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

By    /s/ Brian J. Wendling
Brian J. Wendling
Vice President and Controller

June 28, 2013

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Liberty Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2012 and the schedule of assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Liberty Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Denver, Colorado
June 28, 2013

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets
Available for Benefits

December 31, 2012 and 2011

	2012	2011
	(amounts in thousands)

Investments, at fair value:
Liberty Capital Common Stock (note 2)	$53,410	39,534
Liberty Interactive Corporation Common Stock (note 2)	—	24,540
Liberty Interactive Common Stock (note 2)	27,453	—
Liberty Ventures Common Stock (note 2)	4,959	—
Mutual funds (note 2)	158,219	134,456
Brokeragelink accounts (note 2)	9,080	7,182
Total investments	253,121	205,712

Receivables:
Receivable for unsettled stock transactions	83	6
Notes receivable from participants (notes 1 and 2)	2,170	2,177
Total receivables	2,253	2,183
Total assets	255,374	207,895

Payable for required refund of excess contributions and earnings thereon	(536)	(1,470)

Net assets available for benefits	$254,838	206,425

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets
Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
	(amounts in thousands)
Contributions:
Employer	$9,609	9,825
Participant	11,712	12,157
Rollovers	1,177	725
	22,498	22,707

Net investment income:
Net appreciation (depreciation) in fair value of investments	41,558	(994)
Interest and dividend income	5,686	3,756
	47,244	2,762

Interest on notes receivable from participants	94	100

Total contributions, net investment income and interest on notes receivable from participants	69,836	25,569

Administrative expenses	(293)	(265)
Refund of excess contributions and earnings thereon	(536)	(1,470)
Distributions to participants	(20,594)	(16,371)

Increase in net assets available for benefits	48,413	7,463

Net assets available for benefits:

Beginning of year	206,425	198,962

End of year	$254,838	206,425

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)    Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only. Participants should refer to the Liberty Plan document for more complete information. The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

From January 1, 2010 through September 23, 2011, the Liberty Plan was sponsored by Liberty Media LLC, a wholly owned subsidiary of Liberty Media Corporation. Subsequent to September 23, 2011 and through December 31, 2012, as a result of the Split-Off transaction defined and described in note 4, the Liberty Plan sponsorship was transferred to, and the Liberty Plan was amended to change the sponsor to Liberty Media Corporation ("Liberty").

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Liberty Interactive Corporation to receive an interest in Liberty and Liberty Interactive Corporation and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Liberty Interactive Corporation, who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation. Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries may make matching contributions as follows, as approved by their respective management teams:

% of participant contributions	Maximum match as a % of eligible compensation

100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions were limited to $17,000 and $16,500 in 2012 and 2011, respectively. Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $50,000 and $49,000 in 2012 and 2011, respectively. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees, are not matched by the employer and are limited to $5,500 in 2012 and 2011. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Employer contributions, including both vested and unvested employer contributions, can be invested in any investment in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%. The interest rate will be updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account. At December 31, 2012, outstanding loans had interest rates ranging from 4.25% to 8.5% and maturity dates through December 2017. Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions. Forfeitures aggregated $247,000 and $177,000 during 2012 and 2011, respectively. Forfeitures of $278,000 and $250,000 were used to pay Liberty Plan expenses during 2012 and 2011, respectively. In addition, the Liberty Plan holds an immaterial amount in an unallocated account related to uncashed stale dated checks. Unused forfeitures aggregated $218,000 and $249,000 at December 31, 2012 and 2011, respectively.

Investment Options

As of December 31, 2012, the Liberty Plan has various investment options including 22 mutual funds and three common stocks. The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and seven asset allocation funds based on target retirement dates. In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan. A complete list of investment options can be found on Schedule II to this Annual Report on Form 11-K. Liberty Plan participants may change investment options and contribution percentages on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Liberty Plan has concentrations of investments in the Liberty Capital Common Stock, Liberty Interactive Common Stock, and Liberty Ventures Common Stock as of December 31, 2012 and concentrations of investments in the Liberty Capital Common Stock and Liberty Interactive Corporation Common Stock as of December 31, 2011. Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices at December 31, 2012 and 2011 for those securities having readily available market quotations. Mutual funds are stated at fair value based on the net asset value of shares held by the Liberty Plan at year-end as provided by the fund manager. The net asset value is used as a practical expedient to determine fair value.

The following closing market prices have been used to value the Liberty Capital, Liberty Interactive Corporation, Liberty Interactive, and Liberty Ventures common stocks:

	December 31,
	2012	2011

Series A Liberty Capital common stock (a)	$116.01	$78.05
Series A Liberty Interactive Corporation common stock (a)	NA	$16.22
Series A Liberty Interactive common stock (a)	$19.68	NA
Series A Liberty Ventures common stock (a)	$67.76	NA

(a)    See Transactions Impacting Stock Funds below.

Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

Securities and investment transactions are accounted for on the trade date. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year‑end market value.

The methods described may produce a fair value calculation that may not be indicative of net asset value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated December 18, 2012 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Liberty Plan administrator believes it is no longer subject to income tax examinations prior to 2009.

Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2012 and 2011.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Significant estimates include determination of fair value of investments. Actual results could differ significantly from those estimates.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(3)    Investments

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1
Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

•	Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3
Unobservable inputs for the asset or liability.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for participant benefits. The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—The fair value of these investments is based on the net asset values of shares held at year-end and are classified as Level 1.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds and common stocks listed on major U.S. exchanges and fixed-income securities. The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1. The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1. The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below present the fair value of assets by class measured on a recurring basis as of December 31, 2012 and 2011.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2012
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$85,822	—	—	85,822
Mutual funds:
Large Cap Growth	6,393	—	—	6,393
Large Cap Value	10,945	—	—	10,945
Large Cap Blend	18,100	—	—	18,100
Mid Cap Blend	7,937	—	—	7,937
Small Cap Growth	11,433	—	—	11,433
Small Cap Value	8,436	—	—	8,436
Global Stock	16,625	—	—	16,625
Bond Funds	20,391	—	—	20,391
Money Market	14,951	—	—	14,951
Target Retirement Funds	42,695	—	—	42,695
Real Estate Fund	313	—	—	313
Brokeragelink accounts:
Equities and Highly Liquid Investments	8,263	—	—	8,263
Fixed Income	—	817	—	817
Total assets at fair value	$252,304	817	—	253,121

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Assets at Fair Value as of December 31, 2011
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$64,074	—	—	64,074
Mutual funds:
Large Cap Growth	5,482	—	—	5,482
Large Cap Value	9,367	—	—	9,367
Large Cap Blend	14,973	—	—	14,973
Mid Cap Blend	6,470	—	—	6,470
Small Cap Growth	10,510	—	—	10,510
Small Cap Value	7,773	—	—	7,773
Global Stock	15,189	—	—	15,189
Bond Funds	15,570	—	—	15,570
Money Market	14,234	—	—	14,234
Target Retirement Funds	34,787	—	—	34,787
Real Estate Fund	101	—	—	101
Brokeragelink accounts
Equities and Highly Liquid Investments	6,564	—	—	6,564
Fixed Income	—	618	—	618
Total assets at fair value	$205,094	618	—	205,712

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2012 and 2011, there were no transfers in or out of levels 1, 2, or 3.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Other Investment Information
The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2012 and 2011 is as follows:

	Fair value at	Fair value at
	December 31, 2012	December 31, 2011
Investment	amounts in thousands

Liberty Capital Common Stock	$53,410	$39,534
Liberty Interactive Corporation Common Stock (a)	$—	$24,540
Liberty Interactive Common Stock (b)	$27,453	$—
Fidelity Retirement Money Market Fund	$13,087	$12,787
Fidelity Freedom 2020 Fund	$13,141	$11,497
Fidelity Freedom 2030 Fund	$13,373	$10,765
Fidelity Spartan 500 Index Inst.	$13,600	$11,045
Baron Growth Retail Fund (a)	$—	$10,510

(a)	Not greater than 5% of the Liberty Plan net assets at December 31, 2012.

(b)	Not greater than 5% of the Liberty Plan net assets at December 31, 2011.

During the years ended December 31, 2012 and 2011, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2012	2011
	amounts in thousands

Liberty Capital Common Stock	$18,385	5,372
Liberty Interactive Corporation Common Stock	—	706
Liberty Interactive Common Stock	8,135	—
Liberty Ventures Common Stock	1,923	—
Liberty Starz Common Stock (a)	NA	(7)
Mutual funds, Brokeragelink accounts, and Rights	13,115	(7,065)
	$41,558	(994)

(a)    As discussed in note 4, Liberty Starz Stock was converted into Liberty Capital Stock in November 2011.

(4)	Transactions Impacting Stock Funds

Split-Off Transaction

On September 23, 2011 Liberty Interactive Corporation separated its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group (the "Split-Off"). The Split-Off was effected by means of a redemption of all of the outstanding Liberty Capital common stock and Liberty Starz common stock of Liberty Interactive Corporation in exchange for all of the common stock of Liberty Media Corporation, which at the time of the Split-Off held all of the businesses, assets and liabilities previously attributed to the Liberty Capital and Liberty Starz tracking stock groups of Liberty Interactive Corporation pursuant to a Reorganization Agreement. Immediately following the Split-Off, Liberty Media Corporation utilized a tracking stock capital structure similar to that used by Liberty Interactive Corporation prior to the Split-Off, with two tracking stock groups: one tracking the businesses, assets and liabilities previously attributed to Liberty

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Interactive Corporation's Liberty Capital group and the other tracking the businesses, assets and liabilities that were previously attributed to Liberty Interactive Corporation's Liberty Starz group.

Conversion

On November 28, 2011 Liberty completed the conversion of each outstanding share of Liberty Starz common stock for 0.88129 of a share of the corresponding series of Liberty Capital common stock, with cash paid in lieu of any fractional shares (the "Conversion").  As a result of the Conversion there were no outstanding shares of Liberty Starz common stock as of December 31, 2012 or 2011.  The Liberty Capital common stock previously traded under the LCAPA and LCAPB ticker symbols; at the date of Conversion the ticker symbols changed to LMCA and LMCB.

Recapitalization

On August 9, 2012, Liberty Interactive Corporation completed the approved recapitalization of its common stock through the creation of the Liberty Interactive common stock and Liberty Ventures common stock as tracking stocks. In the recapitalization, each holder of Liberty Interactive Corporation common stock (including the Liberty Plan) remained a holder of the same amount and series of Liberty Interactive common stock and received one share of the corresponding series of Liberty Ventures common stock for each 20 shares of Liberty Interactive Corporation common stock owned, by means of a dividend, with cash issued in lieu of fractional shares of Liberty Ventures common stock. In addition, stockholders also received a subscription right to acquire one additional series A Liberty Ventures share for every three shares of series A Liberty Ventures tracking stock they received in the recapitalization for a per share subscription price of $35.99. Liberty Plan participants were offered the opportunity to exercise the subscription rights granted on the shares of series A Liberty Ventures tracking stock allocated to their accounts to purchase additional shares of that stock, in the same manner as other holders of series A Liberty Ventures tracking stock, with certain limitations.  For Liberty Plan participants who exercised their subscription right, the subscription price for those additional shares was paid with the proceeds from the sale of other assets in the participant's account in the Liberty Plan. The rights offering commenced on September 12, 2012 and expired on October 9, 2012.

Subsequent Event

Subsequent to December 31, 2012, Liberty, renamed “Starz” at the time of the Spin-Off, spun-off its former wholly owned subsidiary, Liberty Media Corporation (the “Spin-Off”), which, at the time of the Spin-Off, held all of the businesses, assets and liabilities of Starz not associated with Starz, LLC (with the exception of the Starz, LLC office building). LMCA and LMCB became the Liberty Media Corporation ticker symbols, and Starz ticker symbols STRZA and STRZB were created. The transaction was effected as a pro-rata dividend of shares of Liberty to the stockholders of Starz. Following the Spin-Off, Liberty Media Corporation and Starz operate as separate publicly traded companies, neither of which has any stock ownership, beneficial or otherwise, in the other. Effective January 11, 2013, the Liberty Plan sponsor is Liberty Media Corporation. Starz common stock is offered under the Liberty Plan. Employees of Starz are expected to continue to participate in the Liberty Plan, the effect of which is that the Liberty Plan is a multiple employer plan. Effective January 1, 2013, employees of Starz will be provided a discretionary employer match of 100% up to a maximum match of 6% of eligible compensation.

(5)	Related Party Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

As discussed in note 4, during the fourth quarter of 2012, Liberty Interactive Corporation completed a rights offering pursuant to which existing shareholders, including the Liberty Plan, received a subscription right to acquire one additional series A Liberty Ventures share for every three shares of series A Liberty Ventures tracking stock they received in the recapitalization. Liberty Plan participants, other than Section 16 directors and officers, could elect to exercise the rights attributable to the common stock in their accounts, or they could sell those rights, subject to certain limitations. For Liberty Plan participants who did not make an election to exercise or sell their rights during the transaction window, the Trustee sold the rights held by those participants' accounts at market value.  Because the rights were not “qualifying employer securities” under ERISA, the distribution of the rights to the Liberty Plan and the exercise and/or sale of those rights by Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty has requested a prohibited transaction individual exemption from the Department of Labor (the “DOL”), and expects that the DOL will respond during 2013.  Liberty is not aware of any circumstances that would preclude the DOL from approving the requested exemption.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III - Schedule of Nonexempt Transactions

Year Ended December 31, 2012

Schedule I

Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset fn 26	Current value of asset fn 27	Net gain or (loss) on each transaction
Liberty Interactive Corporation	Participating Employer	Rights Offering (1)	NA	NA	NA	NA	NA	NA	NA

(1)
During the fourth quarter of 2012, Liberty Interactive Corporation completed a rights offering pursuant to which existing shareholders, including the Liberty Plan, received a subscription right to acquire one additional series A Liberty Ventures share for every three shares of series A Liberty Ventures tracking stock they received in the recapitalization. Liberty Plan participants, other than Section 16 directors and officers, could elect to exercise the rights attributable to the common stock in their accounts, or they could sell those rights, subject to certain limitations. For Liberty Plan participants who did not make an election to exercise or sell their rights during the transaction window, the Trustee sold the rights held by those participants' accounts at market value. Because the rights were not "qualifying employer securities" under ERISA, the distribution of the rights to the Liberty Plan and the exercise and/or sale of those rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA. Liberty has requested a prohibited transaction individual exemption from the Department of Labor (the "DOL"), and expects that the DOL will respond during 2013. Liberty is not aware of any circumstances that would preclude the DOL from approving the requested exemption.

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

Schedule II

Identity of issue	Description of investment including par value	Current value at December 31, 2012
		amounts in thousands
Liberty Capital Common Stock	Series A common stock, par value $0.01 per share	$53,410
Liberty Interactive Common Stock	Series A common stock, par value $0.01 per share	27,453
Liberty Ventures Common Stock	Series A common stock, par value $0.01 per share	4,959
ALLIANZ GI NFJ Small-Cap Value Inst	Mutual fund	8,436
American Funds Growth Fund of America R4	Mutual fund	6,393
Baron Growth Retail Fund	Mutual fund	11,433
Davis NY Venture A	Mutual fund	4,501
Dodge & Cox Stock Fund	Mutual fund	10,945
Fidelity Low-Priced Stock Fund	Mutual fund	7,937
Fidelity Retirement Money Market	Mutual fund	13,087
Fidelity Spartan 500 Index Institutional	Mutual fund	13,600
Fidelity Spartan International Index Institutional	Mutual fund	7,948
Fidelity US Treasury Money Market	Mutual fund	1,863
PIMCO High Yield- Administrative Class	Mutual fund	6,440
PIMCO Total Return - Administrative Class	Mutual fund	10,581
Thornburg International Value R5	Mutual fund	8,678
Vanguard Inflation - Protected Securities Admiral Shares	Mutual fund	3,369
Fidelity Freedom Income Fund	Mutual fund	1,551
Fidelity Freedom 2000 Fund	Mutual fund	641
Fidelity Freedom 2010 Fund	Mutual fund	3,249
Fidelity Freedom 2020 Fund	Mutual fund	13,141
Fidelity Freedom 2030 Fund	Mutual fund	13,373
Fidelity Freedom 2040 Fund	Mutual fund	8,644
Fidelity Freedom 2050 Fund	Mutual fund	2,096
Cohen & Steers Institutional Global Realty	Mutual fund	313
Brokeragelink Accounts	Brokerage Option	9,080
Participant loans	Interest rates ranging from 4.25% to 8.5% with maturity dates through December 2017	2,170
		$255,291

All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan. Liberty Media Corporation is the plan sponsor, which is a party-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1 - Consent of KPMG LLP